

An AI Powered US Equity Adjusted Total Return Index



Monthly Performance Report - September 2025

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



Legend: AI Powered US Equity Adjusted Total Return Index

Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 9/30/2025

YTD	11.74%
1Y	13.99%
3Y	66.69%
5Y	62.09%
10Y	190.87%
10Y Volatility	18.67%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 9/30/2025

Top 10 Holdings: As of 9/30/2025

	Index Weight(%)	Sector
NVIDIA CORP	7.79%	Electronic Technology
MICROSOFT CORP	7.18%	Technology Services
APPLE INC	5.02%	Electronic Technology
AMAZON.COM INC	3.64%	Retail Trade
ALPHABET INC-CL A	3.49%	Technology Services
META PLATFORMS INC	2.54%	Technology Services
TESLA INC	2.06%	Consumer Durables
BROADCOM INC	2.02%	Electronic Technology
AMPHENOL CORP NEW CL A	1.70%	Electronic Technology
KIMBERLY-CLARK CORP	1.55%	Consumer Non-Durables
Total	**36.99%**	

Annual Index Performance: Historical & Simulated*

2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%	-24.3%	17.7%	19.7%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 9/30/2025



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277211
October 01, 2025

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	3.49%	3.15%
Consumer Services	2.97%	2.85%
Electronic Technology	23.44%	23.09%
Finance	10.86%	14.57%
Health Technology	7.01%	7.28%
Process Industries	2.33%	1.37%
Producer Manufacturing	3.18%	3.64%
Retail Trade	7.70%	7.38%
Technology Services	25.40%	21.77%
Utilities	3.05%	2.35%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	-0.13%	-0.11%
Consumer Services	-0.11%	-0.22%
Electronic Technology	1.83%	2.34%
Finance	0.01%	-0.01%
Health Technology	0.07%	-0.03%
Process Industries	-0.06%	-0.05%
Producer Manufacturing	0.21%	0.38%
Retail Trade	-0.12%	-0.16%
Technology Services	1.07%	1.28%
Utilities	0.09%	0.09%

■ Portfolio ■ Solactive US Large & Mid Cap Index

